FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2003

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

R E S U L T S

FIRST QUARTER	$ million
	2003	2002	%
Net Income	5,331	2,262	+136
Estimated current cost of supplies (CCS) adjustment	126	185
CCS earnings	5,205	2,077	+151
Special credits/(charges) – see note 4	1,036	84
Asset retirement obligations – see note 1	255
Adjusted CCS earnings	3,914	1,993	+96
Return on Average Capital Employed on a Net Income basis	18.3%	15.2%
Return on Average Capital Employed on a CCS earnings basis	18.0%	15.7%

Reported net income

Adjusted CCS earnings

Adjusted CCS earnings per share (EPS)

To facilitate a better understanding of the underlying business performance, the financial results are analysed on an estimated current cost of supplies (CCS) basis adjusting for those credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings. It should be noted that adjusted CCS earnings is not a measure of financial performance under generally accepted accounting principles in the Netherlands and the USA.

Key features of the first quarter 2003

  Reported net income of $5,331 million was 136% higher than last year and included a special credit of $1,036 million and a credit of $255 million from the change in accounting for asset retirement obligations.

  The Group’s adjusted CCS earnings (i.e. on an estimated current cost of supplies basis excluding special items) for the quarter of $3,914 million were 96% higher than the results last year. The earnings reflected significantly higher hydrocarbon prices, 6% higher and record hydrocarbon production, and substantially higher earnings in Gas and Power and Oil Products.

  On an adjusted CCS basis, Royal Dutch earnings per share were €1.05 ($1.13 per share), an increase compared to a year ago of 62% (98% in $ per share), and Shell Transport earnings per share were 10.1p, an increase of 77% (see page 18).

Ruhrgas sale

EP adjusted segment earnings

GP adjusted segment earnings

OP adjusted segment earnings

Chemicals adjusted segment earnings

Capital investment

ROACE

Debt ratio

Cash flow from operations

Divestment proceeds

The sale of the Shell shareholding in Ruhrgas, a major German gas distributor, to E.ON was closed and a net income benefit of $1.3 billion, including related tax credits, was included in the first quarter results.

Exploration and Production adjusted segment earnings were $2,787 million and were up from $1,455 million a year ago. The increase mainly reflected significantly higher hydrocarbon prices. Hydrocarbon production was the highest in recent history and increased 6% to 4.2 million barrels of oil equivalent a day.

Gas & Power adjusted segment earnings were $470 million compared to $216 million reported a year ago. The higher earnings reflect higher prices for liquefied natural gas (LNG) and improved trading earnings. Included in the quarter is a gain of $114 million arising from utilisation of tax credits related to the sale of the shareholding in Ruhrgas.

Oil Products adjusted CCS segment earnings were $1,056 million compared to $441 million achieved a year ago. Earnings in refining were substantially higher and were complemented by higher marketing and trading income.

Chemicals adjusted segment earnings were a loss of $15 million, down from the first quarter 2002 earnings of $75 million. Current quarter earnings include charges of $92 million for business restructuring and asset impairments. Excluding these items, earnings were similar to the same quarter a year ago.

Capital investment for the quarter totalled $2.7 billion versus $4.6 billion a year ago, reflecting the acquisition in the first quarter of 2002 of additional interests in the downstream joint ventures in the USA. Excluding acquisitions the comparable amount in the same period a year ago was $2.7 billion.

The Return on Average Capital Employed (ROACE) on a net income basis for the twelve months to March 31, 2003 was 18.3%. ROACE on a CCS earnings basis for the twelve months to March 31, 2003 was 18.0%. The main difference is the CCS adjustment to net income.

At the end of the quarter the debt ratio was 19.0%; cash, cash equivalents and short-term securities amounted to $4.0 billion.

Cash flow from operating activities for the quarter was $6.7 billion.

Proceeds from divestments totalled $1.9 billion including the Ruhrgas transaction

Commentary

Crude oil prices increased in the first quarter with Brent prices averaging $31.50 a barrel compared with $21.15 a barrel in 2002, while WTI prices averaged $34.00 a barrel in 2003 compared with $21.55 a year earlier. Prices for the second quarter will depend on general OPEC supply availabilities, OPEC discipline in response to the return of Iraqi exports to the oil markets and lower seasonal demand.

The first quarter of 2003 saw US natural gas prices rise significantly relative to the fourth quarter of 2002, with the quarterly average Henry Hub price at $6.90 per million Btu, compared to $4.27 per million Btu in the previous quarter. The upward price movement was even stronger compared to the first quarter 2002, when the Henry Hub price averaged $2.47 per million Btu.

Refining margins in the first quarter this year were considerably higher than a year ago due to tightening of the global product supply/demand balance. Product availabilities were cut by US refinery turnarounds and Venezuelan supply disruptions. Demand was bolstered by a cold northern hemisphere winter, oil substitution for gas due to high US natural gas prices and an extended shutdown of Japanese nuclear power plants. In the first quarter of 2003, industry refining margins averaged $3.90, $2.05, $6.40 and $6.85 a barrel in Rotterdam, Singapore, US Gulf Coast and US West Coast respectively, compared to $0.05, $0.30, $2.65 and $4.75 a barrel in 2002. The high first quarter margins are not seen as sustainable but some support in the Atlantic Basin in the second quarter may come from seasonal refinery maintenance in Europe and low product stocks. Margin outlook for the remainder of 2003 is uncertain and much will depend on the pace of global economic recovery and OPEC output policy in response to the expected return of Iraqi crude exports to the market. Singapore margins are expected to return to a lower level for the rest of the year given the substantial refinery over capacity in the region.

Chemicals trading conditions remained difficult as a result of volatility in feedstock prices and the global economic environment. Industry cracker margins improved in Europe and declined in the USA, from a year ago. In Europe, naphtha feedstock increases were more than offset by final product prices. In the USA, high gas feedstock prices relative to crude prices favoured chemical crackers using liquid feedstocks. The outlook for chemicals is mixed due to uncertainty and volatility in feedstock costs and the economy.

In Exploration and Production, a significant discovery, Bonga North West, was made during the quarter in Nigeria, and successful appraisal took place at Tahiti in the Gulf of Mexico. In Canada, at the Athabasca Oil Sands Project (Shell Canada share 60%) commissioning and testing of the synthetic crude units was completed at the Scotford Upgrader and first production of synthetic crude oil from purchased bitumen feedstock was achieved in the quarter. Bitumen production at the Muskeg River Mine resumed on April 4 and shipment of diluted bitumen into the Corridor Pipeline system commenced. Fully integrated operation was achieved on April 19 when the Scotford Upgrader started processing bitumen from the Muskeg River Mine. During the quarter the intention to divest assets in the USA and the UK was announced. In the USA selected assets in the Gulf of Mexico shelf and onshore assets in the State of Michigan were put up for sale and in the UK North Sea selected assets in producing fields, undeveloped discoveries and exploration blocks.

The Group’s 14.75% indirectly held interest in Ruhrgas, a major German gas distributor, was sold to E.ON for some $1.7 billion (€1.5 billion) and the benefits were included in the first quarter.

In Gas & Power the first of two liquefaction trains of the Malaysia Tiga LNG joint venture (Shell interest 15%) came on stream. The total capacity of the Tiga plant will reach some 6.8 million tonnes per annum (mtpa) later this year. Following the expiry of the 20-year joint venture agreement, Shell sold its 15% interest in the Malaysia Satu LNG joint venture. In Nigeria, LNG volumes from the third liquefaction train (on stream in the fourth quarter of 2002) continued to build up with plateau contract volumes expected to be reached by end 2003.

Two InterGen (Shell share 68%) power plants in Australia and Turkey with a combined capacity of 1.2 Gigawatt (GW) came on stream in the quarter, increasing InterGen’s operational capacity to 6.4 GW (100% basis).

In Oil Products the sale and purchase agreements for the acquisition of 70 retail sites in Hungary, 33 sites in the Czech Republic and 7 motorway sites in France from Total were announced. In exchange, Total will purchase 133 retail sites in Germany. The deal in Germany will on completion, finalise the divestment of some five per cent of retail volumes, required by the German Cartel Office, following the formation of Shell and DEA Oil in 2002.

The intended sale of retail and refinery assets in Sweden was announced and Shell in the USA announced the proposed sale of the majority of the company’s onshore crude pipeline systems.

In the USA, Shell entered into an agreement in April to sell its 50% ownership interest in the Excel Paralubes venture to Flint Hills Resources. Completion of the sale is subject to approval by the Federal Trade Commission.

In Chemicals, provisions were taken for restructuring and asset impairment in CRI International (Group interest 100%). The restructured business will focus on high-performance catalysts and related technologies.

In Renewables the divestment of the Forestry business in Chile and Uruguay was completed during the quarter.

Shares totalling $0.3 billion were purchased during the quarter to underpin employee share option schemes.

Earnings by industry segment

Exploration and Production

FIRST QUARTER	$ million
	2003	2002	%
Segment earnings	3,042	1,570	+94
Special credits/(charges)	-	115
Asset retirement obligations (see note 1)	255
Adjusted segment earnings	2,787	1,455	+92
Crude oil production (thousand b/d)	2,407	2,199	+9
Natural gas production available for sale (million scf/d)	10,636	10,456	+2

Adjusted first quarter earnings of $2,787 million were 92% higher than a year ago mainly due to significantly higher hydrocarbon prices and the benefit of a 6% increase in hydrocarbon production. Gas realisations overall were 61% higher than the same period last year; the largest increase was in the USA, where realisations increased by 191%; outside of the USA the increase was 28%. Oil realisations were up 53%. Depreciation, including the effects of the acquisition of Enterprise and the additional interest in the Draugen field in Norway, was some $550 million higher than a year ago. This quarter's earnings include a net tax benefit of some $30 million largely resulting from the realisation of a tax credit of some $100 million partly offset by a tax provision.

The 6% improvement in total hydrocarbon production comprised a 9% increase in oil production and a 2% increase in gas production.

Oil production reflected the acquisition last year of Enterprise, an additional interest in the Draugen field, higher OPEC production quotas in Nigeria and Abu Dhabi and new fields in Nigeria and the USA. These increases were partly offset by normal field declines, mainly in the USA and Australia, the strike in Venezuela and changes to entitlements under production sharing contracts.

Gas production was the highest in recent history and benefited from higher demand in the Netherlands, the acquisition last year of Enterprise and new fields in the USA. These increases were partly offset by normal field declines in the USA, divestments in New Zealand and changes to entitlements under production sharing contracts.

Capital investment in the first quarter of $1.7 billion was 3% lower than the corresponding period last year and included exploration expense of $0.2 billion.

Segment earnings for the quarter included a credit of $255 million resulting from the change in accounting for asset retirement obligations.

Gas & Power

FIRST QUARTER	$ million
	2003	2002	%
Segment earnings	1,506	254	+493
Special credits/(charges)	1,036	38
Adjusted segment earnings	470	216	+118
Equity LNG sales volume (million tonnes)	2.33	2.44	-5

Adjusted earnings for the first quarter were $470 million compared to $216 million a year ago. Liquefied natural gas (LNG) prices were some 15% above those realised in the first quarter last year. While LNG volumes were 5% lower at 2.33 million tonnes reflecting the loss of volumes following the sale of the Group’s 15% interest in the Malaysia Satu LNG joint venture, higher throughput at the other four LNG processing plants partly offset this reduction. Trading earnings in the USA were higher, as was the contribution from power reflecting additional capacity and improved operations. Included in the quarter is a gain of $114 million arising from utilisation of tax credits related to the sale of the shareholding in Ruhrgas.

The segment earnings of $1,506 million included a special credit of $1,036 million from the sale of the Shell shareholding in Ruhrgas.

Oil Products

FIRST QUARTER	$ million
	2003	2002	%
Segment earnings	1,195	585	+104
CCS adjustment	139	224
Segment CCS earnings	1,056	361	+193
Special credits/(charges)	-	(80)
Adjusted segment CCS earnings	1,056	441	+139
Refinery intake (thousand b/d)	4,166	4,187	-1
Oil product sales (thousand b/d)	7,340	7,226	+2

First quarter earnings on an adjusted CCS basis of $1,056 million were 139% higher than a year ago. Earnings in refining were substantially higher and were complemented by higher marketing and trading income.

The results for the first quarter of 2003 include Pennzoil-Quaker State (PQS) in the USA, acquired effective October 1, 2002.

Outside the USA, adjusted CCS earnings increased to $929 million compared to $439 million a year ago. Refining earnings rose sharply reflecting the strong industry refining margins in both Rotterdam and Singapore partly offset by the impact of a strengthening Euro on operating costs. Overall refinery utilisation was 2% lower than a year earlier whilst refinery intake rose 1%. Marketing earnings were broadly unchanged. Gross fuels margins were squeezed in the first two months of the quarter by supply cost pressures but benefited in March as these pressures eased. Total inland sales volumes fell by 4%, principally in Europe and Latin America. Trading earnings were higher with improved business opportunities from higher market differentials and shipping earnings benefited from an increase in freight rates.

In the USA, adjusted earnings were $127 million compared to $2 million a year ago. Earnings benefited from higher retail and lubricant earnings, the latter reflecting the inclusion of income from PQS. Gasoline margins were higher than a year earlier, improving over the course of the quarter, while operating expenses were lower. Refining income increased although the benefit of stronger industry refining margins on both the US West and Gulf Coasts was offset by a major planned shutdown programme timed to accommodate capital investments to meet clean fuels regulations. Overall utilisation was 3% lower, with refinery intake down by 4%. Trading earnings were higher but transportation earnings fell. Earnings for the quarter were negatively impacted by some $50 million for provisions related to environmental remediation, litigation and a prior year tax assessment.

Chemicals

FIRST QUARTER	$ million
	2003	2002
Segment earnings	(15)	75
Special credits/(charges)	-	-
Adjusted segment earnings	(15)	75

Adjusted earnings for the first quarter were a loss of $15 million compared with a profit of $75 million last year. Excluding business restructuring and asset impairment charges of $92 million in the USA, earnings were comparable to the same period a year ago. Shell cracker margins improved from a year ago in both the USA and Europe. In the USA, the economics of cracking liquid feedstocks were favourable relative to the more commonly used ethane feedstocks. However global total product unit margins were unchanged from a year ago despite weak conditions in the USA. Global earnings were impacted by higher volumes and costs, principally related to additional capacity, improved overall capacity utilisation and improved earnings from the polyolefins joint venture Basell and the additives joint venture Infineum.

Other industry segments

FIRST QUARTER	$ million
	2003	2002
Segment earnings	(40)	(41)
Special credits/(charges)	-	-
Adjusted segment earnings	(40)	(41)

Adjusted earnings for the first quarter were a loss of $40 million, similar to a year ago. The losses in 2003 reflect lower earnings in Shell Consumer due to low retail gas margins in the USA and difficult trading conditions in Solar.

Corporate

FIRST QUARTER	$ million
	2003	2002
Segment net costs	(268)	(174)
Special credits/(charges)	-	-
Adjusted segment net costs	(268)	(174)

First quarter net costs were $268 million, higher than a year ago mainly due to higher net borrowing resulting in increased interest cost partly offset by increased tax credits.

Note

The results shown for the first quarter are unaudited.

Quarterly results are expected to be announced on July 24 for the second quarter and October 23 for the third quarter of 2003. The 2003 interim dividends are expected to be announced on July 24.

This publication contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

May 2, 2003

Statement of income

	$ million
	Q1	Q4	Q1
	2003	2002	2002	% *
Sales proceeds **	69,374	60,577	47,882	+45
Sales taxes, excise duties and similar levies	15,559	15,734	12,694
	___________	___________	___________
Net proceeds	53,815	44,843	35,188	+53
Cost of sales **	43,479	36,874	29,074
	___________	___________	___________
Gross profit	10,336	7,969	6,114	+69
Selling, distribution and administrative expenses	3,023	3,611	2,434
Exploration	248	351	175
Research and development	132	135	86
	___________	___________	___________
Operating profit of Group companies	6,933	3,872	3,419	+103
Share of operating profit of associated companies	1,196	500	681
	___________	___________	___________
Operating profit	8,129	4,372	4,100	+98
Interest and other income	1,469	186	184
Interest expense	374	421	241
Currency exchange gains/(losses)	(17)	77	(30)
	___________	___________	___________
Income before taxation	9,207	4,214	4,013	+129
Taxation	3,787	1,817	1,744
	___________	___________	___________
Income after taxation	5,420	2,397	2,269	+139
Minority interests	89	83	7
	___________	___________	___________
NET INCOME	5,331	2,314	2,262	+136
	___________	___________	___________
* Q1 on Q1 change
** Certain amounts for 2002 have been reclassified (see note 1)

Earnings by industry segment

	$ million
	Q1	Q4	Q1
	2003	2002	2002	% *
Exploration and Production:
World outside USA	2,307	1,466	1,206	+91
USA	735	503	364	+102
	___________	___________	___________
	3,042	1,969	1,570	+94
	___________	___________	___________
Gas and Power:
World outside USA	1,472	262	256	+475
USA	34	(66)	(2)	-
	___________	___________	___________
	1,506	196	254	+493
	___________	___________	___________
Oil Products:
World outside USA	929	509	382	+143
USA	127	(161)	(21)	-
	___________	___________	___________
	1,056	348	361	+193
	___________	___________	___________
Chemicals:
World outside USA	196	204	95	+106
USA	(211)	(76)	(20)
	___________	___________	___________
	(15)	128	75	-
	___________	___________	___________
Other industry segments	(40)	(22)	(41)
	___________	___________	___________
TOTAL OPERATING SEGMENTS	5,549	2,619	2,219	+150
	___________	___________	___________
Corporate:
Interest income/(expense)	(259)	(285)	(115)
Currency exchange gains/(losses)	(10)	83	(7)
Other - including taxation	1	(13)	(52)
	___________	___________	___________
	(268)	(215)	(174)
	___________	___________	___________
Minority interests	(76)	(78)	32
	___________	___________	___________
CCS EARNINGS	5,205	2,326	2,077	+151
	___________	___________	___________
CCS adjustment	126	(12)	185
	___________	___________	___________
NET INCOME	5,331	2,314	2,262	+136
	___________	___________	___________
* Q1 on Q1 change

Summarised statement of assets and liabilities

	$ million
	Mar 31	Dec 31	Mar 31
	2003	2002	2002
Fixed assets:
Tangible fixed assets	79,986	79,390	60,050
Intangible fixed assets	4,659	4,696	1,216
Investments	21,055	20,760	19,951
	___________	___________	___________
	105,700	104,846	81,217
	___________	___________	___________
Other long-term assets	7,307	7,299	7,980
Current assets:
Inventories	11,007	10,298	8,582
Accounts receivable	31,111	28,687	21,052
Short-term securities	1	5	1
Cash and cash equivalents	3,991	1,556	4,221
	___________	___________	___________
	46,110	40,546	33,856
	___________	___________	___________
Current liabilities:
Short-term debt	9,567	12,874	4,397
Accounts payable and accrued liabilities	32,808	32,078	21,401
Taxes payable	7,669	5,010	6,203
Dividends payable to Parent Companies	5,235	5,153	5,715
	___________	___________	___________
	55,279	55,115	37,716
	___________	___________	___________

Net current assets/(liabilities)	(9,169)	(14,569)	(3,860)
	___________	___________	___________
Total assets less current liabilities	103,838	97,576	85,337
	___________	___________	___________
Long-term liabilities:
Long-term debt	6,799	6,817	2,197
Other	5,838	6,118	5,605
	___________	___________	___________
	12,637	12,935	7,802
	___________	___________	___________
Provisions:
Deferred taxation	12,684	12,471	8,210
Other	8,809	8,544	5,812
	___________	___________	___________
	21,493	21,015	14,022
	___________	___________	___________

Minority interests	3,686	3,562	5,156
	___________	___________	___________
NET ASSETS	66,022	60,064	58,357
	___________	___________	___________

Summarised statement of cash flows (Note 7)

	$ million
	Q1	Q4	Q1
	2003	2002	2002
CASH FLOW PROVIDED BY OPERATING ACTIVITIES:
Net income	5,331	2,314	2,262
Depreciation, depletion and amortisation	2,498	2,440	1,750
(Profit)/loss on sale of assets	(1,301)	(38)	(162)
Decrease/(increase) in net working capital	256	(467)	(768)
Associated companies:
Dividends more/(less) than net income	(226)	230	(46)
Deferred taxation and other provisions	242	247	13
Other	(112)	(328)	162
	___________	___________	___________
Cash flow provided by operating activities	6,688	4,398	3,211
	___________	___________	___________
CASH FLOW USED IN INVESTING ACTIVITIES:
Capital expenditure	(2,173)	(5,676)	(4,081)
Proceeds from sale of assets	268	263	235
Net investments in associated companies	(321)	(299)	(265)
Proceeds from sale and other movements in investments	1,675	51	(81)
	___________	___________	___________
Cash flow used in investing activities	(551)	(5,661)	(4,192)
	___________	___________	___________
CASH FLOW PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Net increase/(decrease) in long-term debt	(409)	1,301	(1,920)
Net increase/(decrease) in short-term debt	(2,971)	(2,803)	633
Change in minority interests	12	6	386
Dividends paid to:
Parent Companies	-	-	(296)
Minority interests	(43)	(54)	(73)
	___________	___________	___________
Cash flow provided by/(used in) financing activities	(3,411)	(1,550)	(1,270)
	___________	___________	___________
Parent Companies' shares: net sales/(purchases) and dividends received	(315)	11	(185)
Currency translation differences relating to cash and cash equivalents	24	40	(13)
	___________	___________	___________
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,435	(2,762)	(2,449)
	___________	___________	___________

Operational data

	Q1	Q4	Q1
	2003	2002	2002	% *
CRUDE OIL PRODUCTION	thousand b/d
Europe	741	738	552
Other Eastern Hemisphere	1,112	1,117	1,120
USA	460	446	417
Other Western Hemisphere	94	98	110
	_________	_________	_________
	2,407	2,399	2,199	+9
	_________	_________	_________
NATURAL GAS PRODUCTION AVAILABLE FOR SALE	million scf/d **
Europe	5,228	4,727	4,572
Other Eastern Hemisphere	3,128	3,249	3,625
USA	1,633	1,703	1,567
Other Western Hemisphere	647	660	692
	_________	_________	_________
	10,636	10,339	10,456	+2
	_________	_________	_________
	million scm/d ***
Europe	148	134	129
Other Eastern Hemisphere	89	92	103
USA	46	48	44
Other Western Hemisphere	18	19	20
	_________	_________	_________
	301	293	296	+2
	_________	_________	_________

LIQUEFIED NATURAL GAS (LNG)	million tonnes
Equity LNG sales volume	2.33	2.55	2.44	-5
Realised Oil Prices	$/bbl
WOUSA	29.49	25.57	19.50
USA	29.01	24.49	17.74
Global	29.43	25.40	19.21
Realised Gas Prices	$/thousand scf
WOUSA	2.69	2.40	2.10
USA	6.87	4.13	2.36
Global	3.44	2.73	2.14
* Q1 on Q1 change
** scf/d = standard cubic feet per day
*** scm/d = standard cubic metres per day

Operational data (continued)

	Q1	Q4	Q1
	2003	2002	2002	% *
	thousand b/d
REFINERY PROCESSING INTAKE
Europe	1,816	1,809	1,801
Other Eastern Hemisphere	964	987	942
USA	1,038	1,033	1,084
Other Western Hemisphere	348	353	360
	_________	_________	_________
	4,166	4,182	4,187	-1
	_________	_________	_________
OIL SALES
Gasolines	2,677	2,787	2,693
Kerosines	809	803	722
Gas/Diesel oils	2,261	2,271	2,254
Fuel oil	865	817	773
Other products	728	824	784
	_________	_________	_________
Total oil products**	7,340	7,502	7,226	+2
Crude oil	5,007	4,964	4,811
	_________	_________	_________
Total oil sales	12,347	12,466	12,037	+3
	_________	_________	_________
**comprising
Europe	2,059	2,118	2,191
Other Eastern Hemisphere	1,272	1,307	1,256
USA	2,215	2,143	2,108
Other Western Hemisphere	714	787	759
Export sales	1,080	1,147	912
CHEMICAL SALES - NET PROCEEDS ***	$ million
Europe	1,519	1,166	810
Other Eastern Hemisphere	757	652	384
USA	1,462	1,241	1,038
Other Western Hemisphere	183	147	84
	_________	_________	_________
	3,921	3,206	2,316	+69
	_________	_________	_________		* Q1 on Q1 change	*** Excluding proceeds from chemical trading activities

Capital investment

	$ million
	Q1	Q4	Q1
	2003	2002	2002
Capital expenditure:
Exploration and Production:
World outside USA	1,187	1,799	1,248
USA	297	463	341
	___________	___________	___________
	1,484	2,262	1,589
	___________	___________	___________
Gas and Power:
World outside USA	212	179	65
USA	1	3	1
	___________	___________	___________
	213	182	66
	___________	___________	___________
Oil Products:
Refining:
World outside USA	66	213	46
USA	127	179	1,290
	___________	___________	___________
	193	392	1,336
	___________	___________	___________
Marketing:
World outside USA	115	520	206
USA	39	1,952	599
	___________	___________	___________
	154	2,472	805
	___________	___________	___________
Chemicals:
World outside USA	24	78	56
USA	66	127	66
	___________	___________	___________
	90	205	122
	___________	___________	___________
Other segments	41	163	163
	___________	___________	___________
TOTAL CAPITAL EXPENDITURE	2,175	5,676	4,081
	___________	___________	___________
Exploration expense:
World outside USA	139	208	95
USA	84	69	73
	___________	___________	___________
	223	277	168
	___________	___________	___________
New equity investments in associated companies:
World outside USA	119	258	38
USA	24	75	184
	___________	___________	___________
	143	333	222
	___________	___________	___________
New loans to associated companies	196	66	160
	___________	___________	___________
TOTAL CAPITAL INVESTMENT*	2,737	6,352	4,631
	___________	___________	___________
*comprising
Exploration and Production	1,707	2,553	1,759
Gas and Power	289	336	83
Oil Products	355	2,930	2,332
Chemicals	149	304	134
Other segments	41	163	163
New loans to associated companies	196	66	160
	___________	___________	___________
	2,737	6,352	4,631
	___________	___________	___________

Special items (Note 4)

	$ million
	Q1	Q4	Q1
credits/(charges)	2003	2002	2002
Exploration and Production:
World outside USA
Asset disposals/impairment	-	(135)	14
USA
Asset disposals/impairment	-	-	101
	___________	___________	___________
	-	(135)	115
	___________	___________	___________
Gas and Power:
World outside USA
Asset disposals/impairment	1,036	(4)	-
USA
Asset disposals/impairment	-	(105)	38
	___________	________	___________
	1,036	(109)	38
	___________	___________	___________
Oil Products:
World outside USA
Restructuring and redundancy	-	(44)	(31)
Asset disposals/impairment	-	(19)	(26)
USA
Restructuring and redundancy	-	(13)	-
Asset disposals/impairment	-	(53)	-
Other	-	(10)	(23)
	___________	___________	___________
	-	(139)	(80)
	___________	___________	___________
Chemicals:
World outside USA
Asset disposals/impairment	-	(23)	-
USA
Asset disposals/impairment	-	(17)	-
Other	-	(12)	-
	___________	___________	___________
	-	(52)	-
	___________	___________	___________
Other industry segments:
Asset disposals/impairment	-	(21)	-
	___________	___________	___________
	-	(21)	-
	___________	___________	___________
Minority interests:
Asset disposals/impairment	-	-	11
	___________	___________	___________
	-	-	11
	___________	___________	___________
	___________	___________	___________
SPECIAL ITEMS	1,036	(456)	84
	___________	___________	___________

Adjusted CCS earnings by industry segment

	$ million
	Q1	Q4	Q1
	2003	2002	2002	% *
Exploration and Production:
World outside USA	2,307	1,601	1,192	+94
USA	735	503	263	+179
Asset retirement obligations	(255)
	___________	___________	___________
	2,787	2,104	1,455	+92
	___________	___________	___________
Gas and Power:
World outside USA	436	266	256	+70
USA	34	39	(40)	-
	___________	___________	___________
	470	305	216	+118
	___________	___________	___________
Oil Products:
World outside USA	929	572	439	+112
USA	127	(85)	2	-
	___________	___________	___________
	1,056	487	441	+139
	___________	___________	___________
Chemicals:
World outside USA	196	227	95	+106
USA	(211)	(47)	(20)
	___________	___________	___________
	(15)	180	75	-
	___________	___________	___________
Other industry segments	(40)	(1)	(41)
	___________	___________	___________
TOTAL OPERATING SEGMENTS	4,258	3,075	2,146	+98
	___________	___________	___________
Corporate:
Interest income/(expense)	(259)	(285)	(115)
Currency exchange gains/(losses)	(10)	83	(7)
Other – including taxation	1	(13)	(52)
	___________	___________	___________
	(268)	(215)	(174)
	___________	___________	___________
Minority interests	(76)	(78)	21
	___________	___________	___________
ADJUSTED CCS EARNINGS	3,914	2,782	1,993	+96
	___________	___________	___________
* Q1 on Q1 change

Proforma earnings per share (Note 8)

	Q1	Q4	Q1
	2003	2002	2002
ROYAL DUTCH
Net income per share (€)	1.43	0.67	0.74
Net income per share ($)	1.54	0.67	0.65
CCS earnings per share ($)	1.50	0.67	0.59
Adjusted CCS earnings per share (€)	1.05	0.80	0.65
Adjusted CCS earnings per share ($)	1.13	0.80	0.57
SHELL TRANSPORT
Net income per share (pence)	13.8	6.1	6.5
Net income per ADR ($)	1.32	0.57	0.56
CCS earnings per ADR ($)	1.29	0.58	0.51
Adjusted CCS earnings per share (pence)	10.1	7.3	5.7
Adjusted CCS earnings per ADR ($)	0.97	0.69	0.49

Notes

NOTE 1. Accounting policies

US accounting standard FAS 143 is effective for the Group from the first quarter, 2003 and requires that an entity recognises the discounted ultimate liability for an asset retirement obligation in the period in which it is incurred together with an offsetting asset. The cumulative effect of the change has been included within net income for the first quarter, 2003.

In addition, in the first quarter, 2003, the Group completed the implementation of US accounting guidance EITF Issue No. 02-03, which includes the requirement that gains and losses on certain derivative instruments be shown net in the Statement of Income. Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales.

In all other respects the Group's accounting policies are essentially unchanged from those set out in Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2002 Annual Reports and Accounts on pages 58 to 60.

NOTE 2. “Non-Generally Accepted Accounting Principles (GAAP)” financial measures

The United States Securities and Exchange Commission (SEC) recently issued final rules entitled “Conditions for Use of non-GAAP Financial Measures”, including Regulation G on disclosures, implementing certain requirements of the Sarbanes-Oxley Act.

Presentation of non-GAAP financial measures, including Special items, will be under continued review by the Group in the light of the developing guidance on the application of the SEC Regulation G.

NOTE 3. Earnings on an estimated current cost of supplies (CCS) basis

On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects. The adjustment from net income on to an estimated current cost of supplies basis has no related balance sheet entry.

NOTE 4. Special items

Special items are those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings. With effect from the first quarter, 2003, certain items which would have been treated as special items under previous practice have not been so treated, in line with SEC Regulation G, on the grounds that items of a similar nature have occurred, or could occur, within a two-year period.

NOTE 5. Return on average capital employed (ROACE)

The Group’s preferred measure of return on capital is on a CCS basis. The nearest equivalent GAAP measure is the “net income” basis.

ROACE on a net income basis is the sum of the current and previous three quarters’ net income plus interest expense, less tax and minority interest (both calculated at the average rate for the Group), as a percentage of the average of the Group share of closing capital employed and the opening capital employed a year earlier.

In the calculation of ROACE on a CCS earnings basis, the sum of the current and previous three quarters’ net income is replaced by the sum of the current and previous three quarters’ CCS earnings, and total interest expense is replaced by Group companies’ interest expense only. The tax rate and the minority interest components are derived from calculations at the published segment level.

NOTE 6. Earnings by industry segment

Operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment, and minority interests.

NOTE 7. Statement of cash flows

This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 8. Proforma earnings per share

Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2002 Annual Reports and Accounts in Note 1 on page 58). For the purposes of these proforma calculations, Group CCS earnings and adjusted CCS earnings are also shared in the proportion 60:40.

For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

In the first quarter 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders' meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on April 23, 2003 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

Earnings per share calculations are based on the following weighted average number of shares:

	Q1	Q4	Q1
	2003	2002	2002
Royal Dutch shares of €0.56 (millions)	2,083.5	2,083.7	2,100.6
Shell Transport shares of 25p (millions)	9,667.5	9,668.3	9,744.4

Shares at the end of the following periods are:

	Q1	Q4	Q1
	2003	2002	2002
Royal Dutch shares of €0.56 (millions)	2,083.5	2,083.5	2,099.9
Shell Transport shares of 25p (millions)	9,667.5	9,667.5	9,741.2

One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (M.C.M. Brandjes)

The Hague, 5 May 2003